Marriott Rewards® Members Can Now Purchase Extra Points Online

TORONTO and WASHINGTON, December 28 – Members of Marriott Rewards®, Marriott International, Inc.'s (NYSE:MAR) award-winning loyalty program, who need those few extra points to go on their dream vacation, can now purchase Marriott Rewards points online through a new partnership with Points International, Ltd. (TSX: PTS; OTCBB: PTSEF). This new service uses Points International's e-Commerce Buy and Gift web-based platform to simplify the process.

At a cost of $10 per 1,000 points, members can purchase points as a gift for other members or supplement those they have already earned ensuring they get their choice of over 250 awards. For more information or to purchase points, members can visit http://points.marriott.com.

"We are very pleased to be able to help Marriott Rewards members reach their reward goals faster," said Rob MacLean, CEO of Points International. "It is a pleasure to be working with one of the largest hotel reward programs in the world."

"We are always looking for new ways to bring value and convenience to our members and this partnership with Points.com makes it easier for them to get those last few points needed for their free vacation or whatever award they desire," said Ed French, Marriott Rewards senior vice president of customer relationship marketing.

Marriott Rewards membership is free, and allows members to earn points or airline miles for every dollar they spend at nine Marriott International lodging brands. Points can be redeemed for free hotel stays, merchandise, rental cars, cruises, adventure travel tours, theme park tickets and more.

For information about Marriott Rewards or to enroll, call (800) 249-0800, visit the front desk of participating hotels, or log onto marriottrewards.com.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About Marriott International

MARRIOTT INTERNATIONAL, INC. (NYSE: MAR) is a leading lodging company with more than 2,800 lodging properties in the United States and 67 other countries and territories. Marriott International operates and franchises hotels under the Marriott, JW Marriott, The Ritz-Carlton, Renaissance, Residence Inn, Courtyard, TownePlace Suites, Fairfield Inn, SpringHill Suites and Bulgari brand names; develops and operates vacation ownership resorts under the Marriott Vacation Club International, Horizons, The Ritz-Carlton Club and Grand Residences by Marriott brands; operates Marriott Executive Apartments; provides furnished corporate housing through its Marriott ExecuStay division; and operates conference centers and golf courses. The company is headquartered in Washington, D.C., and had approximately 143,000 employees at 2005 year-end. It is ranked as the lodging industry's most admired company and one of the best places to work for by FORTUNE®. The company is also a 2006 U.S. Environmental Protection Agency (EPA) ENERGY STAR® Partner. In fiscal year 2005, Marriott International reported sales from continuing operations of $11.6 billion.

Website: http://www.marriott.com

For more information contact:
POINTS INTERNATIONAL

For investor relations:
Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, Allyson.Pooley@icrinc.com.
Corporate website: www.points.com/corporate

For partnerships and other inquiries:
Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392, peter.lockhard@points.com.